02053011

ITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

0F93-026A

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SEC FILE NUMBER
8- 25452

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED AUG 29 2002 MAIL PROCESSING SECTION WASH. D.C. 165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Thurston, Springer, Miller, Herd & Titak, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9000 Keystone Crossing, Suite 740
(No. and Street)

Indianapolis,	Indiana	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynette Herd — (317) 581-4000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Lynette Herd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thurston, Springer, Miller, Herd & Titak, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Secretary-Treasurer

Title

Notary Public

GABRIELE P. ALLEN
MY COMMISSION EXPIRES
March 1, 2009
NOTARY SEAL
MARION COUNTY
NOTARY PUBLIC, STATE OF INDIANA

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THURSTON, SPRINGER, MILLER,
HERD & TITAK, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2002

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Thurston, Springer, Miller, Herd & Titak, Inc.

We have audited the accompanying statement of financial condition of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
July 31, 2002

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

ASSETS		
Cash and cash equivalents	$	79,409
Receivable from broker/dealers		77,304
Concessions receivable		72,734
Securities owned, at market or fair value		51,177
Receivable from shareholder		65,000
Auto, office furniture and equipment (net of accumulated depreciation of $117,109)		78,010
Other assets		33,016
TOTAL ASSETS	$	456,650
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Commissions payable	$	75,079
Accounts payable, accrued expenses and other liabilities		7,500
Payable to shareholders		8,388
Total Liabilities	$	90,967
SHAREHOLDERS' EQUITY		
Common stock, no par value; 1,000 shares authorized, 1,000 shares issued and 999 shares outstanding	$	25,000
Additional paid-in capital		68,048
Retained earnings		272,740
Less 1 share of treasury stock, at cost		(105)
Total Shareholders' Equity	$	365,683
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	456,650

The accompanying notes are an integral part of this financial statement.

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in the state of Indiana on September 12, 1980. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments which are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Auto, Office Furniture and Equipment - Depreciation is provided using the straight-line method over five and seven year periods.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2002 the Company's net capital and required net capital were $173,751 and $50,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 52%.

NOTE 3 - SECURITIES OWNED

Securities owned consist entirely of securities registered under the Investment Company Act of 1940.

NOTE 4 - CLEARING AGREEMENTS WITH OFF-BALANCE-SHEET RISK

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. The financial instruments purchased and sold by the Company's customers include exchange-traded options. With options, market risk is substantially dependent upon the value of the underlying security and is affected by market forces such as volatility and changes in interest and foreign exchange rates. As a seller (writer) of options, the customer receives a premium in exchange for giving the counter-party the right to buy or sell the underlying security at a future date at a contracted price. Should the market value of the underlying security move in favor of the option holder (owner), the loss of the option seller (writer) would be equal to difference between the price per unit contracted for in the option agreement and the market value of the underlying security.

In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date in order to fulfill their obligation to deliver the amount contracted for

NOTE 4 - CLEARING AGREEMENTS WITH OFF-BALANCE-SHEET RISK – (*Continued*)

in the initial sale. If market value of the securities sold increases dramatically from the price in which they were originally sold, substantial losses might be incurred by the customer when purchasing the securities to complete their obligation pursuant to the sale.

In order to facilitate the aforementioned transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

In addition, under the terms of the agreement, the Company is required to maintain a $25,000 deposit with this Clearing Broker/dealer. The deposit is included in receivable from broker/dealers on the statement of financial condition. The Company is also prohibited from entering into similar agreements with other broker/dealers.

NOTE 5 - OTHER COMMITMENTS

Purchase Agreement - In November, 1989, the Company entered into an agreement whereby the Company purchased the customers of another broker/dealer. The selling broker/dealer's principal is entitled to various percentages of future interest realized from the seller's former customer accounts. This agreement terminated in December, 2001.

Operating Leases - The Company has entered into agreements to lease office space in two locations which expire on January 31, 2003 and February 28, 2004. The Company has also entered into a lease for communication services which expires January, 2004. The following is a schedule of the future minimum lease payments pursuant to these agreements.

Year Ended June 30,	Amount
2003	$ 82,609
2004	34,850
Total	$ 117,459

Rent expense for the year ended June 30, 2002 was $63,031.

NOTE 6 - 401(k) PLAN

During September, 1993 the Company adopted a deferred compensation plan commonly referred to as a 401(k) Plan. Employees become eligible on the plan entry date following the date they have completed 1000 hours of service in a one year period and attain age 21. They may also become eligible on the first day of the month following the month they have completed 160 hours of service and attain age 21. The Company may match employee contributions up to a determinable percentage of an employees compensation and is permitted to make additional discretionary contributions. Effective July 1, 1996 the Company also adopted a money purchase pension plan. The minimum required contribution for this plan is 1% of eligible compensation. Eligibility is the same

NOTE 6 - 401(k) PLAN – *(Continued)*

as it is in the 401(k) plan. Company matching contributions, profit sharing contributions and money purchase pension plan contributions to the plans for the year ended June 30, 2002 totaled $104,837 and are included in compensation and related benefits on the statement of income.

NOTE 7 - SALES OF COMPANY STOCK

Provisions are contained in the Company's articles of incorporation giving the Company, or a shareholder designated by the Company, the first right to purchase any shares of the Company's stock and also requiring the Company, or a shareholder designated by the Company, to purchase a shareholder's stock of the Company under certain conditions. The articles of incorporation also specify the amount to be paid by the Company for its stock when the aforementioned conditions arise.

NOTE 8 - RELATED PARTIES

The Company is affiliated through common ownership with Sound Productions, Inc. (Sound Pro), a home entertainment electronics retail outlet. During the year ended June 30, 2001, the Company lent $40,000 to Sound Pro and issued notes in the amounts of $25,000 and $15,000, both bearing interest rates of 5% and due on November 1, 2001 and December 1, 2001 respectively. During the year ended June 30, 2002 these notes were determined uncollectible and have been written off.

Also, in June, 2002 a shareholder of the Company purchased investment securities from the Company for $101,900. At June 30, 2002, $65,000 of this amount was still owed by that shareholder to the Company.